333-12584

SECURITIES AND EXCHANGE COMMISSION
    Washington, D.C. 20549
___________________

POST-EFFECTIVE AMENDMENT TO
FORM F-6
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts
 ___________________

WIPRO LIMITED
(Exact name of issuer of deposited securities as specified in its charter)

Republic of India
(Jurisdiction of Incorporation or organization of Issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

1 Chase Manhattan Plaza, 58th Floor
New York, New York 10005-1401
Tel. No.: (800) 990-1135
(Address, including zip code, and telephone number of depositary's principal offices)
___________________

CT Corporation System
818 West 7th Street
Los Angeles, CA 90017
(213) 627-8252
(Address, including zip code, and telephone number of agent for service)
___________________

With copies to:

Scott A Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue, 44th Floor
New York, New York  10022
(212) 319-7600

☒ immediately upon filing ☐ on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box.☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one equity share, par value Rs. 2 per share, of WIPRO LIMITED	N/A	N/A	N/A	N/A

This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the form of Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(2) to this Post-Effective Amendment to Registration Statement on Form F-6, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of ADR Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face, introductory paragraph and final sentence on face.

2.	Title of ADR and identity of deposited securities		Face, top center and introductory paragraph

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of ADRs	Face, upper right corner and introductory paragraph

	(ii)	The procedure for voting, if any, the deposited securities	Reverse, paragraph (12)

	(iii)	The collection and distribution of dividends	Face, paragraphs (4), (5) and (7); Reverse, paragraph (10)

	(iv)	The transmission of notices, reports and proxy soliciting material	Face, paragraphs (3) and (8); Reverse, paragraph (12)

	(v)	The sale or exercise of rights	Face, paragraphs (4) and (5); Reverse, paragraph (10)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face, paragraphs (4) and (5); Reverse, paragraphs (10) and (13)

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse, paragraphs (16) and (17) (no provision for extension)

Item Number and Caption			Location in Form of ADR Filed Herewith as Prospectus

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the lists of holders of ADRs	Face, paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face, paragraphs (1), (2), (4) and (5)

	(x)	Limitation upon the liability of the Depositary and/or the Company	Reverse, paragraph (14)

3.	Description of all fees and charges which may be imposed directly or indirectly against the holders of ADRs		Face, paragraph (7)

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of ADR Filed Herewith as Prospectus

2(b) Statement that the foreign issuer is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Securities and Exchange Commission
Face, paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)  Deposit Agreement among Wipro Limited (the "Company"), JPMorgan Chase Bank, N.A. (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement").  Previously filed as Exhibit (a) to Registration Statement on Form F-6 (333-12584) filed with the Securities and Exchange Commission, which is incorporated herein by reference.

(a)(2)  Form of Amendment No. 1 to Deposit Agreement, including the form of ADR, is filed herewith as Exhibit (a)(2).

(b)  Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)  Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

(d)  Opinion of counsel to the Depositary as to the legality of the securities to be registered.  Previously filed as to Exhibit (a) to Registration Statement on Form F-6 (333-12584) filed with the Securities and Exchange Commission, which is incorporated herein by reference.

(e)   Certification under Rule 466. - Filed herewith as Exhibit (e).

(f)    Powers of Attorney for certain officers and directors and the authorized representative of the Company in the United States - Previously filed.

Item 4.  UNDERTAKINGS

(a)              The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)              If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 18, 2011.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares By: JPMORGAN CHASE BANK, N.A., as Depositary

By	/s/ Gregory A. Levendis
Name: Title:	Gregory A. Levendis Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Wipro Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized on November 18, 2011.

WIPRO LIMITED

By:	/s/ Azim H. Premji
Name: Title:	Azim H. Premji Chairman, Chief Executive Officer and Managing Director

Name	Title

/s/ Azim H. Premji	Chairman and Managing Director
Azim H. Premji	(Principal Executive Officer)

/s/ Suresh C. Senapty	Chief Financial Officer and Executive Director
Suresh C. Senapty	(Principal Financial and Accounting Officer)

*/s/	Director
Ashok Ganguly

*/s/	Director
B. C. Prabhakar

*/s/	Director
Dr. Jagdish Sheth

*/s/	Director
Narayanan Vaghul

/s/ William Arthur Owens	Director
William Arthur Owens

/s/ P.M. Sinha	Director
P.M. Sinha

Executive Director
K.K. Tekkethalakal

/s/ Sridhar Ramasubbu	Authorized Representative in the United States
Sridhar Ramasubbu

*By:	/s/ Azim H. Premji
Name:	Azim H. Premji
Title:	Power of Attorney

INDEX TO EXHIBITS

Exhibit Number
(a)(2)	Form of Amendment to Deposit Agreement.
(e)	Rule 466 Certification